| FORM C | | OMB APPROVAL |
|---|---|---|
| **FORM C** | **UNITED STATES**<br>**SECURITIES AND EXCHANGE COMMISSION**<br>Washington, D.C. 20549 | OMB Number: ####-#### |
| | | Estimated average burden hours per response: ##.# |

# Form C: Filer Information

| | |
|---|---|
| Filer CIK: | 0001835612 |
| Filer CCC: | |
| Is this a LIVE or TEST Filing? | ⦿ LIVE ◯ TEST |
| Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? | ☐ |
| Would you like a Return Copy? | ☐ |

**Submission Contact Information**

| | |
|---|---|
| Name: | William H McGuire |
| Phone Number: | 9106201061 |
| Contact E-Mail Address: | will@crowdfundnc.com |
| Notify via Filing Website only? | ☐ |
| Notification Email Address: | brandon.smith@localstake.com |

# Form C: Issuer Information

## *Issuer Information*

| | |
|---|---|
| Name of Issuer: | LiveVested, LLC |

**Legal Status of Issuer:**

| | |
|---|---|
| Form: | Limited Liability Company |
| Jurisdiction of Incorporation/Organization: | DELAWARE |

| Date of Incorporation/Organization: | 01-29-2019 |

**Physical Address of Issuer:**

| Address 1: | 310 S HARRINGTON ST |

| City: | RALEIGH |

| State/Country: | NORTH CAROLINA |

| Mailing Zip/Postal Code: | 27603 |

| Website of Issuer: | crowdfundnc.com |

**Intermediary through which the Offering will be Conducted:**

| CIK: | 0001544442 |

| Company Name: | LOCALSTAKE MARKETPLACE LLC |

| Commission File Number: | 008-69063 |

| CRD Number: | 000162726 |

# Form C: Offering Information

## *Offering Information*

| Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: | 3% + $1,000 offering preparation fee |

| Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to | N/A |

acquire such an interest:

Type of Security Offered:

Other

Specify:

Convertible note

Target Number of Securities to be
Offered:

57000

Price (or Method for Determining Price):

Pro-rated portion of the total principal, sold in $1 increments.

Target Offering Amount:

57000.00

Maximum Offering Amount (if different
from Target Offering Amount):

250000.00

Oversubscriptions Accepted:

◉ Yes ○ No

If yes, disclose how oversubscriptions will
be allocated:

Other

Provide a description:

At Company's discretion

Deadline to reach the Target Offering
Amount:

02-28-2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Form C: Annual Report Disclosure Requirements

## Annual Report Disclosure Requirements

Current Number of Employees:

10.00

Total Assets Most Recent Fiscal Year-
end:

36710.00

Total Assets Prior Fiscal Year-end:

9379.00

Cash and Cash Equivalents Most Recent

| | |
|---|---|
| Fiscal Year-end: | 22596.00 |
| Cash and Cash Equivalents Prior Fiscal Year-end: | 981.00 |
| Accounts Receivable Most Recent Fiscal Year-end: | 12114.00 |
| Accounts Receivable Prior Fiscal Year-end: | 8399.00 |
| Short-term Debt Most Recent Fiscal Year-end: | 11176.00 |
| Short-term Debt Prior Fiscal Year-end: | -18167.00 |
| Long-term Debt Most Recent Fiscal Year-end: | 40000.00 |
| Long-term Debt Prior Fiscal Year-end: | 5003.00 |
| Revenue/Sales Most Recent Fiscal Year-end: | 36100.00 |
| Revenue/Sales Prior Fiscal Year-end: | 5075.00 |
| Cost of Goods Sold Most Recent Fiscal Year-end: | 18871.00 |
| Cost of Goods Sold Prior Fiscal Year-end: | 2544.00 |
| Taxes Paid Most Recent Fiscal Year-end: | 0.00 |
| Taxes Paid Prior Fiscal Year-end: | 0.00 |
| Net Income Most Recent Fiscal Year-end: | -27714.00 |
| Net Income Prior Fiscal Year-end: | -24003.00 |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALABAMA |

| | |
|---|---|
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALASKA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARIZONA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARKANSAS |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CALIFORNIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | COLORADO |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CONNECTICUT |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DELAWARE |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DISTRICT OF COLUMBIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | FLORIDA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | GEORGIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | HAWAII |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | IDAHO |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ILLINOIS |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | INDIANA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | IOWA |
|---|---|
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | KANSAS |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | KENTUCKY |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | LOUISIANA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MAINE |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MARYLAND |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MASSACHUSETTS |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MICHIGAN |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MINNESOTA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MISSISSIPPI |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MISSOURI |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MONTANA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEBRASKA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEVADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEW HAMPSHIRE |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEW JERSEY |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEW MEXICO |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEW YORK |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NORTH CAROLINA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NORTH DAKOTA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | OHIO |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | OKLAHOMA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | OREGON |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | PENNSYLVANIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | PUERTO RICO |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | RHODE ISLAND |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | SOUTH CAROLINA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | SOUTH DAKOTA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | TENNESSEE |
|---|---|
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | TEXAS |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | UTAH |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | VERMONT |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | VIRGINIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WASHINGTON |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WEST VIRGINIA |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WISCONSIN |
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WYOMING |

# Form C: Signature

## Signature

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.**

| Issuer: | LiveVested, LLC |
|---|---|
| Signature: | William McGuire *William McGuire* <br> William McGuire (Mar 15, 2021 15:13 EDT) |
| Title: | CEO |

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.**

| | |
|---|---|
| Signature: | William McGuire  *William McGuire*  William McGuire (Mar 15, 2021 15:13 EDT) |
| Title: | CEO |
| Date: | 03-15-2021 |

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.**

| | |
|---|---|
| Signature: | Eric Porper  *Eric Porper*  Eric Porper (Mar 15, 2021 15:15 EDT) |
| Title: | Manager |
| Date: | 03-15-2021 |

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.**

| | |
|---|---|
| Signature: | Ryan Vet  Ryan Vet (Mar 15, 2021 19:27 EDT) |
| Title: | Manager |
| Date: | 03-15-2021 |